NOL

RECEIVED

2007 NOV -6 A 11:32

31 October 2007

By Courier

07027825

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 3rd Quarter ended 21 September 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Enc

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O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 31Oct07.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Oct-2007 17:35:48
Announcement No.	00115

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	21-09-2007

Attachments:

- NOL_Q3_2007_Financial.pdf
- 3Q07_Press_Release.pdf

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 21 September 2007

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2007 US$'000	YTD 2006 US$'000	% Increase/ (Decrease)	Q3 2007 US$'000	Q3 2006 US$'000	% Increase/ (Decrease)
Revenue	5,736,424	5,278,946	9	2,029,289	1,759,328	15
Cost of sales	(4,855,512)	(4,424,125)	10	(1,645,435)	(1,482,620)	11
Gross profit	880,912	854,821	3	383,854	276,708	39
Other gains (net)						
- Miscellaneous	31,845	16,791	90	11,317	5,889	92
- Finance and Investment income	21,100	21,790	(3)	4,957	3,531	40
Expenses						
- Administrative	(515,544)	(521,643)	(1)	(180,372)	(177,111)	2
- Finance	(34,713)	(34,631)	0	(9,418)	(7,586)	24
- Impairment in value of goodwill arising on consolidation	-	(99,999)	(100)	-	(99,999)	(100)
- Other operating	(28,526)	(32,182)	(11)	(9,727)	(9,004)	8
Share of results of associated companies	1,895	2,239	(15)	597	113	428
Share of results of joint ventures	5,245	1,479	255	2,348	912	157
Profit/(loss) before income tax	362,214	208,665	74	203,556	(6,527)	N/M
Income tax (expense)/credit	(28,220)	111,639	N/M	(9,601)	136,250	N/M
Net profit for the financial period	333,994	320,304	4	193,955	129,723	50
Attributable to:						
Equity holders of the Company	327,195	314,303	4	191,433	127,340	50
Minority interest	6,799	6,001	13	2,522	2,383	6
	333,994	320,304	4	193,955	129,723	50

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2007 US$'000	YTD 2006 US$'000	% Increase/ (Decrease)	Q3 2007 US$'000	Q3 2006 US$'000	% Increase/ (Decrease)
(A) Investment Income	22	-	N/M	-	-	0
(B) Other Income Including Interest Income	31,789	24,999	27	10,030	6,120	64
(C) Interest on Borrowings	(29,378)	(27,655)	6	(7,667)	(6,345)	21
(D) Depreciation and Amortisation	(183,497)	(178,540)	3	(60,395)	(57,105)	6
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(10,712)	(7,207)	49	(3,952)	(744)	431
(F) Provision for Impairment in Value of Investments	-	(2,075)	(100)	-	(2,075)	(100)
(G) Write-off of Net Deferred Tax Assets	-	(22,300)	(100)	-	(22,300)	(100)
(H) Foreign Exchange Gain	5,188	12,137	(57)	180	4,219	(96)
(I) Adjustment for Over Provision for Tax in Prior Years	384	169,700 [1]	(100)	445	170,570 [1]	(100)
(J) Profit on Sale of Investments and Property, Plant and Equipment	16,720	5,002	234	4,743	886	435
(K) Write-off of Inventories	(230)	-	N/M	(230)	-	N/M

[1] Includes write-back due to adoption of tonnage tax regime in Q3 2006.

1.(b)(ii) Borrowings

The Group As at 21 September 2007	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,544	67,081	69	73,794
Amount repayable on or before 21 September :				
2009	6,965	-	34	6,999
2010	7,331	-	22	7,353
2011	8,601	-	-	8,601
2012	7,186	-	-	7,186
Thereafter	53,175	443,543	-	496,718
	89,902	510,624	125	600,651

As at 29 December 2006	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,980	135,468	235	141,683
Amount repayable in :				
2008	6,651	-	50	6,701
2009	7,051	-	10	7,061
2010	7,410	-	10	7,420
2011	7,787	-	-	7,787
Thereafter	58,317	443,126	-	501,443
	93,196	578,594	305	672,095

The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group are as follows:

The Group As at 21 September 2007	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2007	167,517	8,610	19,729	7,744	18,852	222,452
Amount repayable in :						
2008	596,768	19,931	71,917	28,541	67,854	785,011
2009	564,229	11,899	67,817	14,949	52,677	711,571
2010	549,372	507	67,133	9,721	32,122	658,855
2011	521,445	-	67,373	8,672	24,242	621,732
Thereafter	2,059,714	-	871,142	28,011	58,220	3,017,087
	4,459,045	40,947	1,165,111	97,638	253,967	6,016,708

As at 29 December 2006	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	485,977	37,194	76,623	31,105	62,029	693,128
Amount repayable in :						
2008	513,070	20,230	73,858	28,640	49,031	684,829
2009	487,785	12,084	69,960	14,987	40,275	625,091
2010	435,846	512	69,587	9,737	25,618	541,300
2011	418,666	-	69,893	8,684	18,827	516,070
Thereafter	1,655,514	-	880,948	28,052	44,378	2,608,892
	3,996,858	70,020	1,241,069	121,205	240,158	5,669,310

1.(c) Consolidated Cash Flow Statement (continued)

[2] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group			
	YTD 2007	YTD 2006	Q3 2007	Q3 2006
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	9,366	538	941	184
Current assets	12,599	1,646	648	667
Current liabilities	(4,112)	(54)	(851)	(28)
Non-current liabilities	(169)	-	-	-
Net attributable assets disposed	17,684	2,130	738	823
Less : Minority interest	3,669	(36)	-	-
Add : Foreign currency translation reserve	(1,330)	(601)	(234)	(160)
	20,023	1,493	504	663
Net profit on disposal of subsidiaries	-	2,165	-	30
Net proceeds from disposal of subsidiaries	20,023	3,658	504	693
Less : Cash of subsidiaries disposed	(6,911)	(1,420)	(586)	(473)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,112	2,238	(82)	220

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Treasury shares	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority Interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	-	12,709	-	12,709
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	14,008	-	14,008
Fair value loss on available-for-sale financial asset	-	-	-	-	(62)	-	(62)
Tax on fair value gains and losses	-	-	-	-	(302)	-	(302)
Currency translation differences	-	-	-	-	(930)	515	(415)
Net gains recognised directly in equity	-	-	-	-	25,423	515	25,938
Net profit for the financial period	-	-	-	135,762	-	4,277	140,039
Total gains recognised for the financial period	-	-	-	135,762	25,423	4,792	165,977
Dividends to equity holders	-	-	-	(38,671)	-	-	(38,671)
Dividends to minority interest	-	-	-	-	-	(897)	(897)
Acquisition of additional interests in a subsidiary	-	-	-	-	-	(14)	(14)
Disposal of a subsidiary	-	-	-	-	-	3,669	3,669
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	5,257	-	5,257
- proceeds from shares issued	14,422	-	-	-	(2,645)	-	11,777
Sale of shares by employee benefit trust	-	-	1,549	-	-	-	1,549
Balance at 29 June 2007	836,488	-	(933)	1,377,846	36,413	40,928	2,290,742
Fair value gains on cash flow hedges	-	-	-	-	43,749	-	43,749
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(9,270)	-	(9,270)
Fair value loss on available-for-sale financial asset	-	-	-	-	(40)	-	(40)
Tax on fair value gains and losses	-	-	-	-	(453)	-	(453)
Currency translation differences	-	-	-	-	2,532	105	2,637
Net gains recognised directly in equity	-	-	-	-	36,518	105	36,623
Net profit for the financial period	-	-	-	191,433	-	2,522	193,955
Total gains recognised for the financial period	-	-	-	191,433	36,518	2,627	230,578
Dividends to equity holders	-	-	-	(38,820)	-	-	(38,820)
Capital contribution by minority interest	-	-	-	-	-	28	28
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	2,140	-	2,140
- proceeds from shares issued	3,410	-	-	-	-	-	3,410
Purchase of treasury shares	-	(3,659)	-	-	-	-	(3,659)
Purchase of shares by employee benefit trust	-	-	(178)	-	-	-	(178)
Balance at 21 September 2007	839,898	(3,659)	(1,111)	1,530,459	75,071	43,583	2,484,241

COMPANY	Share capital	Treasury shares	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	852,015	21,423	1,695,504
Net profit for the financial period	-	-	104,450	-	104,450
Dividends to equity holders	-	-	(38,671)	-	(38,671)
Employee equity compensation schemes:					
- value of employee services	-	-	-	5,257	5,257
- proceeds from shares issued	14,422	-	-	(2,645)	11,777
Balance at 29 June 2007	836,488	-	917,794	24,035	1,778,317
Net profit for the financial period	-	-	6,893	-	6,893
Dividends to equity holders	-	-	(38,820)	-	(38,820)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,140	2,140
- proceeds from shares issued	3,410	-	-	-	3,410
Purchase of treasury shares	-	(3,659)	-	-	(3,659)
Balance at 21 September 2007	839,898	(3,659)	885,867	26,175	1,748,281

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [*]	3,530	(3,530)	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	751,780	20,533	1,591,203
Fair value gains on cash flow hedges	-	-	-	17,565	17,565
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(16,727)	(16,727)
Fair value loss on currency risk of bond	-	-	-	(18,227)	(18,227)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	18,227	18,227
Net gains recognised directly in equity	-	-	-	838	838
Net profit for the financial period	-	-	131,104	-	131,104
Total gains recognised for the financial period	-	-	131,104	838	131,942
Employee equity compensation schemes:					
- value of employee services	-	-	-	3,760	3,760
- proceeds from shares issued	3,176	-	-	(1,265)	1,911
Balance at 30 June 2006	822,066	-	882,884	23,866	1,728,816
Fair value gains on cash flow hedges	-	-	-	2	2
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	10	10
Net gains recognised directly in equity	-	-	-	12	12
Net loss for the financial period	-	-	(1,696)	-	(1,696)
Total (losses)/gains recognised for the financial period	-	-	(1,696)	12	(1,684)
Dividends to equity holders	-	-	(36,752)	-	(36,752)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,370	2,370
Balance at 22 September 2006	822,066	-	844,436	26,248	1,692,750

[*] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 29 December 2006.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 30 December 2006, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2007. Further, the Group and the Company adopted Interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

Amendments to FRS 1	: Presentation of Financial Statements (Capital Disclosures)
FRS 40	: Investment Property
FRS 107	: Financial Instruments: Disclosures
INT FRS 107	: Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108	: Scope of FRS 102, Share-based Payment
INT FRS 109	: Reassessment of Embedded Derivatives
INT FRS 110	: Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not have any significant impact on the Group and the Company except as discussed below:

1) Amendments to FRS 1, Presentation of financial statements (Capital disclosures)

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

2) FRS 107, Financial Instruments: Disclosures

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

3) FRS 40, Investment property

FRS 40 requires companies to choose to measure investment properties either using the fair value or cost method.

The Group and the Company have elected to measure investment properties under the cost method. Investment properties are stated at cost less accumulated depreciation and any impairment losses.

Under the transitional provision of FRS 40, net book value of freehold land and buildings of US$23.1 million has been reclassified from property, plant and equipment to investment properties at 30 December 2006.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

(c) **Analysis by Business Units**

(i) **Liner**

YTD 2007 vs YTD 2006

Liner revenue rose 11% year-on-year (YoY) to US$4.8 billion. Volumes increased 11% YoY, mostly in the Intra-Asia trade, while average revenue per FEU showed a 1% improvement over the same period last year.

EBIT increased by 18% YoY to US$337 million primarily as a result of higher freight rates, improved volumes, yield management and cost mitigation efforts.

Q3 2007 vs Q3 2006

Liner revenue rose 19% quarter-on-quarter (QoQ) to US$1.72 billion. Volumes increased 12% QoQ, mostly in the Transpacific and Intra-Asia trades, while average revenue per FEU rose by 9% as a result of rate restoration programs in key trade lanes.

EBIT increased by 123% QoQ to US$192 million due to rate restoration in key trades, improved volumes, yield management and cost mitigation efforts.

APL Q3 RESULTS 2007 and 2006

Unaudited

	YTD 2007	YTD 2006	Q3 2007	Q3 2006
Load Factors %				
Transpacific Eastbound	94%	96%	96%	99%
Asia-Europe Westbound	100%	98%	100%	99%
Transatlantic Westbound	94%	96%	98%	91%
Intra-Asia Westbound	100%	96%	100%	99%
Asia-Latin America/Mexico Eastbound	97%	100%	97%	100%
Headhaul	97%	97%	99%	99%
Volume (000s FEU)				
Americas				
Transpacific	589	533	203	176
Latin America	127	120	44	41
	716	653	247	217
Europe				
Asia-Europe	311	301	98	97
Transatlantic	94	88	32	27
	405	389	130	124
Asia/Middle East				
Intra-Asia	567	475	187	164
Total Volume [6]	1,688	1,517	564	505
Operating Expenses (US$'m)				
Americas				
Transpacific	2,083	1,896	712	636
Latin America	429	389	148	127
	2,512	2,285	860	763
Europe				
Asia-Europe	820	755	268	253
Transatlantic	279	257	96	84
	1,099	1,012	364	337
Asia/Middle East				
Intra-Asia	856	740	299	260
Total Operating Expenses	4,467	4,037	1,523	1,360
Analysis of Expenses (US$'m)				
Operating Cost	3,936	3,507	1,342	1,185
General and Administrative	363	369	126	123
Depreciation and Amortisation	167	161	55	52
Others [7]	1	-	-	-
Total Operating Expenses	4,467	4,037	1,523	1,360

[6] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2007 US$'000	YTD 2006 US$'000	Q3 2007 US$'000	Q3 2006 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	3,249	13,044	2,159	762
Keppel Telecommunications & Transportation Ltd and its associates	345	398	64	179
PSA Corporation Limited and its associates	107,093	85,461	35,824	30,275
SembCorp Marine Ltd and its associates	620	841	-	164
Singapore Petroleum Company Limited and its associates	8,183	23,138	2,534	4,884
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	3,175	3,021	1,006	970
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	397	-	94
PSA Corporation Limited and its associates	241	1,467	-	449
SembCorp Marine Ltd and its associates	-	97	-	53

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 31 October 2007

Press Release

NOL Group Third Quarter 2007 Net Profit Up 50%

Singapore, 31 October 2007: Global container shipping and logistics group Neptune Orient Lines (NOL) today reported a net profit for the third quarter of 2007 (3Q07) of US$191 million, 50% higher than for the same period in 2006.

The Group's EBIT for 3Q07 was US$209 million, 115% higher than in the third quarter of 2006 (3Q06).

For the first three quarters of 2007, the company reported net profits of US$327 million (up 4%) and EBIT of US$385 million (up 17%).

Revenue for the year-to-date was up 9% to US$5.7 billion, and by 15% quarter-on-quarter.

FINANCIAL HIGHLIGHTS

	YTD07	YTD06	Change %	3Q07	3Q06	Change %
Revenue (US$m)	5,736	5,279	9	2,029	1,759	15
EBIT (US$m)	385	330[1]	17	209	97[1]	115
Net profit (US$m)	327	314	4	191	127	50

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

Announcing the results in Singapore, NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "Our Group has delivered a strong profit performance in the third quarter. This was due to continuing double-digit growth in our container volumes, freight rate restoration in key shipping trades, effective yield management and successful cost mitigation. The results highlight the continuing success of our business model with its focus on providing exceptional service to our customers."

"The strength of our third quarter performance is shown by the fact that 3Q07 earnings exceeded those for the first half of this year," he said.

In NOL's container shipping business, APL, revenue rose 11% year-to-date, and 19% on a quarter-on-quarter basis. 3Q07 average revenue per FEU was 9% higher quarter-on-quarter. Freight rates generally continued to move in a positive direction, with the benefit of several successful rate restoration programs in recent months in key trade lanes.

APL carried 1.7 million FEU (forty-foot equivalent unit) year-to-date, which was 11% more cargo than the same period last year. The volume increase was driven mainly by the Transpacific and Intra-Asia trade lanes.

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr. Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Manager Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7604
bernie_yu@nol.com.sg

About NOL

NOL is a Singapore-based global container shipping and logistics company. Its container shipping arm, APL, provides customers around the world with services that combine high quality intermodal operations with state-of-the-art information technology. Its logistics arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

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